Mail Stop 4561

February 28, 2008

By U.S. Mail and facsimile to (212) 284-2233

Mr. Richard B. Handler
Chief Executive Officer
Jefferies Group, Inc.
520 Madison Avenue – 12th Floor
New York, New York 10022

> **Re:** **Jefferies Group, Inc.**
> **Definitive 14A**
> **Filed April 10, 2007**
> **File No. 001-14947**

Dear Mr. Handler:

We have reviewed your February 20, 2008 response to our comments of January 16, 2008. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3397.

Sincerely,

Jay E. Ingram
Senior Attorney